

June 11, 2015

Via E-mail
Derek Peterson
President and Chief Executive Officer
Terra Tech Corp.
4700 Von Karman, Suite 100
Newport Beach, California 92660

>   **Re:**   **Terra Tech Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2014**
>   **Filed March 27, 2015**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2015**
>   **Filed May 15, 2015**
>   **File No. 000-54258**

Dear Mr. Peterson:

We have reviewed your May 28, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Exhibit 31.1 and 31.2

1.   We note that your 2014 annual report contains management's internal control report as required by Item 308(a) of Regulation S-K. As such, your Section 302 certifications should include the introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company in order to conform exactly to the certification requirements outlined at Item 601(b)(31)(i) of Regulation S-K. Please amend this Form 10-Q to include corrected Section 302 certifications that are currently signed and dated and that include the language required by Item 601(b)(31)(i) of Regulation S-K. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

    You may contact Eric Atallah at (202) 551-3663 or Jay Webb, Senior Accountant, at (202) 551-3603 with any questions. You may also contact me at (202) 551-3671.

                         Sincerely,

                         /s/ Brian Cascio for

                         Martin James
                         Senior Assistant Chief Accountant